Exhibit 99.2

Live.me Raises US$50 Million from Bytedance

Beijing, China, November 8, 2017 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced that Live.me Inc. has entered into a definitive agreement to raise US$50 million from Bytedance Ltd. (“Bytedance”) as its Series B financing. In addition, Live.me will have priority to provide live streaming services to Bytedance in overseas markets should Bytedance start to integrate live streaming features into its products in these markets. This transaction is subject to certain closing conditions.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are delighted to welcome Bytedance as a strategic partner for our fast-growing, live streaming business. Live.me has become a popular live streaming platform among American young adults, with a track record of strong growth in both user base and revenue contribution. Bytedance’s investment will accelerate the growth of Live.me’s live video and short video businesses.”

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform. Cheetah Mobile’s products, including its popular utility applications Clean Master, Security Master and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

About Bytedance Ltd.

Bytedance owns a series of content platforms that enable people to connect with, consume, and create content through machine learning technology. With nearly 200 million daily active users each spending an hour everyday on their products, the company is dedicated to building connections between people and information.

Bytedance was founded in 2012 and its flagship product, Toutiao, is the largest AI-powered content platform in China. Toutiao delivers personalized content recommendations to every user based on their interests. Bytedance also operates a series of products popular with mobile users around the world, including Topbuzz, Flipagram and a number of UGC short-form video apps. In 2016, Bytedance established an AI Lab which builds on the company’s vast and complex datasets to develop state-of-the-art innovations in artificial intelligence.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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